Exhibit 99.2
PENGROWTH ENERGY TRUST
Calgary, Alberta, Canada
PROXY SOLICITED BY MANAGEMENT FOR THE
ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
June 18, 2008
The undersigned, being a holder (a “Unitholder”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”), hereby appoints James S. Kinnear of Calgary, Alberta, Canada or failing him, John B. Zaozirny of Calgary, Alberta, Canada or instead of either of the foregoing                                                                                   of                                                             , as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the Annual and Special Meeting of Unitholders (the “Meeting”) of the Trust to be held at 3:00 p.m. (Calgary time) on Wednesday, June 18, 2008 in the Crystal Ballroom at the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, Canada and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, the designated proxyholder is specifically instructed to vote at the Meeting as follows:
1. FOR [          ] or WITHHOLD FROM VOTING FOR [          ] (or if no choice is specified, FOR) the ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditor of the Trust at a remuneration to be determined by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”);
2. FOR [          ] or WITHHOLD FROM VOTING FOR [          ] (or if no choice is specified, FOR) the ordinary resolution electing as directors of the Corporation the nominees set forth in the accompanying Management Information Circular of the Trust dated May 9, 2008 (the “Circular”);
3. FOR [          ] or AGAINST [          ] (or if no choice is specified, FOR) the extraordinary resolution to authorize an amendment to the amended and restated trust indenture of the Trust dated June 11, 2007 (the “Trust Indenture”), to increase the aggregate number of Trust Units which may be authorized and issued pursuant to the Trust Indenture, as described in the Circular and as set forth in Schedule A to the Circular;
4. FOR [          ] or AGAINST [          ] (or if no choice is specified, FOR) the extraordinary resolution to authorize an amendment to the Trust Indenture to create a class of special trust units to facilitate merger transactions, as described in the Circular and as set forth in Schedule B to the Circular;
5. FOR [          ] or AGAINST [          ] (or if no choice is specified, FOR) the extraordinary resolution to authorize an amendment to the Trust Indenture to permit registered Unitholders to elect not to receive paper copies of Unitholder communications, as described in the Circular and as set forth in Schedule C to the Circular; and
6. on any other matters that may properly come before the Meeting in such manner as the designated proxyholder may see fit.
IN THE ABSENCE OF ANY SPECIFICATIONS ABOVE, THE DESIGNATED PROXYHOLDER SHALL BE DEEMED TO HAVE BEEN GRANTED AUTHORITY TO VOTE THE TRUST UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY AS INDICATED IN THE ACCOMPANYING CIRCULAR.
The person exercising this instrument of proxy has discretionary authority and may vote the Trust Units represented hereby as he or she considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof.
The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.
Dated this            day of                                                   , 2008.

Signature of Unitholder*

Name — Please Print

Number of Trust Units Held:

This instrument of proxy, properly executed, is to be mailed in the enclosed envelope and must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting in order to be valid. This instrument of proxy must be dated and the signature of the Trust Unitholder should be exactly the same as the name in which the Trust Units are registered. If this proxy is not dated, it will be deemed to be dated as of the date it is received by Computershare Trust Company of Canada.

*	This instrument of proxy must be executed by the Unitholder or the Unitholder’s attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized in writing. Persons signing as attorneys, executors, administrators, trustees, or in some other representative capacity (including a representative of a corporate holder of Trust Units) should indicate that person’s capacity following such signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously provided).